UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-133825

SGS International, Inc.

Southern Graphic Systems, Inc.

Project Dove Holdco, Inc.

(Exact name of registrant as specified in its charter)

626 West Main Street, Suite 500

Louisville, KY 40202

(502) 637-5443

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

12% Senior Subordinated Notes due 2013 of SGS International, Inc. (the “Notes”)

Guarantee of the Notes by Southern Graphic Systems, Inc.

Guarantee of the Notes by Project Dove Holdco, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than three hundred.

Pursuant to the requirements of the Securities Exchange Act of 1934 each of SGS International, Inc., Southern Graphic Systems, Inc. and Project Dove Holdco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SGS INTERNATIONAL, INC. SOUTHERN GRAPHIC SYSTEMS, INC.

Date: October 25, 2012	By:	/s/ Benjamin F. Harmon, IV
	Name:	Benjamin F. Harmon, IV
	Title:	Vice President, General Counsel and Secretary

PROJECT DOVE HOLDCO, INC.

Date: October 25, 2012	By:	/s/ Benjamin F. Harmon, IV
	Name:	Benjamin F. Harmon, IV
	Title:	Vice President and Secretary